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                                                                  EXHIBIT 11.1
                       ETHYL CORPORATION AND SUBSIDIARIES
               COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
              for the years ended December 31, 1997, 1996 and 1995
                     (In thousands except per share amounts)

                                                   1997       1996       1995
                                                 -------    -------    -------

Net income applicable to common stock (1)        $77,530    $92,972    $73,963
                                                 =======    =======    =======
Average number of shares of common stock
outstanding (2,3)                                109,793    118,444    118,436
                                                 =======    =======    =======

Basic and diluted earnings per share               $0.71      $0.78      $0.62
                                                 =======    =======    =======
Notes:

(1) In the periods presented, the Company had only one class of common stock outstanding.

(2) To determine the average number of shares of common stock and common stock equivalents, the average number of common shares and common stock equivalents outstanding (actual or assumed for equivalents) during each month were added together and the sum was then divided by 12.

(3) For diluted earnings per share, the shares issuable upon the assumed exercise of outstanding stock options would be 7, 4, and 11 in 1997, 1996, and 1995, respectively, and the shares of common stock equivalents would have been 109,800, 118,448, and 118,447, respectively.